Exhibit 99.1

Cheetah Mobile to Hold Annual General Meeting on May 20, 2016

Beijing, April 27, 2016—Cheetah Mobile Inc. (the “Company” or “Cheetah Mobile”) (NYSE: CMCM), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced that it will hold its annual general meeting of shareholders at Kingsoft Tower, No. 8 Lianshan Alley, Jingshan Road, Jida, Zhuhai, Guangdong, China, on May 20, 2016 at 9:30 a.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting.  Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on April 29, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2015, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.cmcm.com, and on the SEC’s website at http://www.sec.gov.

Holders of the Company’s Class A ordinary shares, Class B ordinary shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by emailing Ms. Helen Jing Zhu, at IR@CMCM.com or by writing to:

Cheetah Mobile Inc.

Hui Tong Times Square, No. 8, Yaojiayuan South Road,

Chaoyang District, Beijing 100123

People’s Republic of China
Attention: Ms. Helen Jing Zhu

About Cheetah Mobile

Cheetah Mobile is a leading mobile internet company. It aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers.

Cheetah Mobile had approximately 635 million global mobile monthly active users in December 2015. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. The Company also provides multiple user traffic entry points and global content promotional channels capable of delivering targeted content to hundreds of millions of users. Its customers include direct advertisers and mobile advertising networks through which advertisers place their advertisements.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +8610 6292 7779 ext. 1600

Email: IR@CMCM.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 417-5395

Email: IR@CMCM.com